SHAREHOLDER MEETING RESULTS
The Board of Trustees held a special meeting of the Shareholders of the Fund on March 27, 2009 for the purposes of approval of an Amended Distribution Plan pursuant to Rule 12b-1 for Class A shares and to elect one new Trustee to the Board of Trustees.

With respect to approval of an Amended Distribution
Plan pursuant to Rule 12b-1 for Class A shares of the Fund the following votes were cast:

For Approval:        2,517,258
	Against Approval:      32,762
	Abstained:	       4,358

With respect to the election of one new Trustee to the
Board of Trustees the following votes were cast:
	For Approval: 	 2,612,885
Against Approval:               0
	Withheld:                      5,192